Exhibit 99.1

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 6, 2021

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (“Shareholders”) of Class A Restricted Voting Shares and Class B Shares (collectively, the “BCAC Shares”) in the capital of Bespoke Capital Acquisition Corp. (“BCAC”) will be held as a virtual-only meeting via live audio webcast online at https://virtual-meetings.tsxtrust.com/1123, on May 6, 2021 at 1:00 p.m. (EDT), subject to any adjournment(s) or postponement(s) thereof, for the following purposes:

1.

to consider, and if deemed advisable, to approve, with or without variation, a resolution (the “Transaction Resolution”), the full text of which is set forth in Appendix “A” to the accompanying management information circular (the “Circular”), approving the acquisition by BCAC of Vintage Wine Estates, Inc. (“VWE”) in accordance with applicable Nasdaq rules, all as more particularly described in the Circular;

2.

to consider, and if deemed advisable, to approve, with or without variation, a special resolution authorizing and approving the continuance of BCAC from the laws of the Province of British Columbia to the laws of the State of Nevada (the “Continuance”) and approving the articles of domestication and articles of incorporation of the continued corporation providing for, among other things, the change of name of BCAC to “Vintage Wine Estates, Inc.”; (the “Continuance Resolution”), the full text of which is set forth in Appendix “C” to the Circular;

3.

conditional upon the approval of the Transaction Resolution and the Continuance Resolution, to consider, and if thought advisable, to pass an ordinary resolution, the full text of which is set out in Appendix “D” to the Circular, to approve the extension of the permitted timeline (the “Extension Resolution”) for BCAC to complete the Transaction (as defined in the Circular) from May 15, 2021 to July 30, 2021 (the “Extension”), which Extension Resolution may be voted on by the holders of Class A Restricted Voting Shares only; and

4.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The record date for the determination of Shareholders entitled to receive notice of, and to vote at, the Meeting is March 31, 2021 (the “Record Date”). Only Shareholders of record at the close of business on the Record Date are entitled to receive notice of, and to vote at, the Meeting or any adjournments or postponements thereof.

Due to the public health impact and global spread of COVID-19, and to mitigate risks to the health and safety of the BCAC’s communities, Shareholders, and other stakeholders, BCAC will be holding the Meeting in a virtual-only format, which will be conducted via live audio webcast online at https://virtual-meetings.tsxtrust.com/1123. During the audio webcast, Shareholders will be able to hear the Meeting live, and registered Shareholders and duly appointed and registered proxyholders will be able to submit questions and vote while the Meeting is being held. BCAC hopes that hosting a virtual meeting helps enable greater participation by Shareholders by allowing Shareholders that might not otherwise be able to travel to a physical meeting to attend online, while minimizing the health risk that may be associated with large gatherings. The accompanying Circular provides important and detailed instructions about how to participate at the virtual Meeting.

As a Shareholder, it is very important that you read the Circular and other meeting materials carefully. They contain important information with respect to voting your BCAC Shares and attending and participating at the Meeting.

A Shareholder who wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form, to represent him, her or it at the Meeting may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you wish that a person other than the management nominees identified on the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your BCAC Shares, including if you are a non-registered Shareholder and wish to appoint yourself as proxyholder to attend, participate and vote at the Meeting, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a username to participate in the Meeting. Without a username, proxyholders will not be able to attend, participate or vote at the Meeting. To register a proxyholder, Shareholders MUST complete the form to request a control number found at the following website: https://tsxtrust.com/resource/en/75 and return the form according to the instructions included on the form via email to: TSXTrustProxyVoting@tmx.com not later than 1:00 p.m. (EDT) on May 4, 2021, or if the Meeting is adjourned or postponed, not less 48 hours, excluding Saturdays, Sundays and holidays, prior to such adjourned or postponed Meeting, and provide the Transfer Agent with their proxyholder’s contact information so that the Transfer Agent may provide the proxyholder with a control number or username via email. Without a control number or username, proxyholders will not be able to participate online at the Meeting.

A registered holder of BCAC Shares may attend the Meeting online or may be represented by proxy. If you are a registered holder of BCAC Shares and you are unable to attend the Meeting online, we encourage you to vote by completing the enclosed form of proxy in accordance with the enclosed instructions. Voting by proxy will not prevent you from voting if you attend the Meeting and will ensure that your vote will be counted if you are unable to attend.

A proxy will not be valid for use at the Meeting unless the completed form of proxy is deposited at the offices of BCAC’s transfer agent, TSX Trust Company, at 301-100 Adelaide St. W. Toronto ON M5H 4H1, or by internet at www.voteproxyonline.com by 1:00 p.m. (EDT) on May 4, 2021 or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the reconvening of the Meeting. A person appointed as a proxyholder need not be a Shareholder. The time limit for the deposit of proxies may be waived or extended by the chair of the Meeting at his or her discretion without notice.

These shareholder materials are being sent to both registered and non-registered owners of the BCAC Shares. If you are a non-registered owner, and BCAC or its agent has sent these materials directly to you, your name and address and information about your holdings of BCAC Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

If you are not a registered holder of BCAC Shares and receive these materials through your broker or other intermediary, please complete the form of proxy or voting instruction form provided to you by your broker or other intermediary in accordance with the instructions provided therein.

If you plan to vote at a Meeting, it is important that you are connected to the internet at all times during such Meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the Meeting. You should allow ample time to log in to the Meeting online and complete the check-in procedures.

In connection with the Extension, holders of Class A Restricted Voting Shares in the capital of BCAC have the right to redeem all or a portion of their Class A Restricted Voting Shares in accordance with their terms, provided that they deposit their shares for redemption prior to 4:00 p.m. (EDT) on the third busines day proceeding the date of the Meeting, which is currently anticipated to be on May 3, 2021 (the “Extension Redemption Deadline”). Subject to applicable law, all Class A Restricted Voting Shares validly deposited for redemption in connection with the Extension shall be redeemed for an amount per Class A Restricted Voting Share payable in cash (the “Extension Redemption Amount”) equal to the pro-rata portion of: (a) the escrowed funds available in the escrow account at the time immediately prior to the Extension Redemption Deadline, including interest and other amounts earned thereon; less (b) an amount equal to the total of (i) any applicable taxes payable by BCAC on such interest and other amounts earned in the escrow account, (ii) any taxes of BCAC (including under Part VI.1 of the Tax Act) arising in connection with the redemption of Class A Restricted Voting Shares; and (iii) actual and expected expenses directly related to the redemption, each as reasonably determined by BCAC, subject to the limitations described in the accompanying Circular. In the event that the Extension is approved and the Transaction is not completed on or prior to May 15, 2021, holders of BCAC’s Class A Restricted Voting Shares who have validly elected to redeem their Class A Restricted Voting Shares will be paid the Extension Redemption Amount on or about May 17, 2021.

Holders of Class A Restricted Voting Shares whose Class A Restricted Voting Shares are held through an intermediary may have earlier deadlines for depositing their Class A Restricted Voting Shares pursuant to the redemption right. If the deadline for depositing such shares held through an intermediary is not met by a holder of Class A Restricted Voting Shares, such holder’s Class A Restricted Voting Shares may not be eligible for redemption.

Holders of Class A Restricted Voting Shares in the capital of BCAC that do not deposit their shares for redemption on or before the Extension Redemption Deadline will also have the right to redeem all or a portion of their shares in accordance with their terms (the “Prospectus Redemption Right”) on or before the 21st day following the filing of the final prospectus of BCAC with the Canadian securities regulatory authorities in connection with the Transaction (“Prospectus Redemption Deadline”).

Holders of Class A Restricted Voting Shares who duly elect to redeem following the Extension Redemption Deadline but prior to the Prospectus Redemption Deadline will have such shares or the New VWE Holdco common stock into which such Class A Restricted Voting Share are converted redeemed and cancelled on or about the closing of the Transaction in accordance with the Articles. The notice of redemption along with a copy of the BCAC final prospectus will be delivered to Shareholders in accordance with the Toronto Stock Exchange rules and will set out additional details with respect to the Prospects Redemption.

Notwithstanding any of the foregoing, no registered or beneficial holder of Class A Restricted Voting Shares (other than CDS) that, together with any affiliate thereof or any person acting jointly or in concert therewith, shall be entitled to require BCAC to redeem Class A Restricted Voting Shares in excess of an aggregate of 15% of the Class A Restricted Voting Shares issued and outstanding (the “Redemption Limitation”) with respect to the Prospectus Redemption Right. The Redemption Limitation does not apply to redemptions deposited in connection with the Extension.

Pursuant to the Business Corporations Act (British Columbia) (the “BCBCA”), a registered Shareholder may, until the close of business on May 3, 2021, or at least two days before any date to which the Meeting may be postponed or adjourned, give BCAC a notice of dissent by sending it to BCAC at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC, V7X 1L3, Attention: Corporate Secretary, with respect to the Continuance Resolution set forth in Appendix “C” to the Circular. As a result of giving a notice of dissent you may, on receiving from BCAC a notice under section 243 of the BCBCA that BCAC intends to act or has acted on the authority of the Continuance Resolution, require BCAC to purchase all of your BCAC Shares in respect of which the notice of dissent was given. This dissent right, and the procedures for its exercise, are as described in the Circular under the heading “Continuance – Dissent Rights” and in Appendix “E” of the Circular. Only registered Shareholders are entitled to exercise rights of dissent. Failure to comply strictly with the dissent procedures described in the Circular and Appendix “E” will result in the loss or unavailability of any right of dissent.

Non-registered Shareholders whose BCAC Shares are registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that ONLY REGISTERED SHAREHOLDERS ARE ENTITLED TO DISSENT IN RESPECT OF THE CONTINUANCE RESOLUTION. Non-registered beneficial Shareholders should contact their broker, investment dealer, bank or other nominee in order to exercise dissent rights. It is strongly suggested that any Shareholder wishing to dissent seek independent legal advice.

A Shareholder that intends to give a notice of dissent with respect to any BCAC Shares registered in their name should not vote those BCAC Shares in favour of the Continuance Resolution.

Given the redemption rights attached to the Class A Restricted Voting Shares, which are substantially simpler than the dissent rights procedurally, it is not recommended that Shareholders exercise the dissent right without very careful consideration.

Shareholders that have any questions or need additional information with respect to the voting of their BCAC Shares should consult their financial, legal, tax or other professional advisors.

DATED this 9th day of April, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Mark Harms”

Chief Executive Officer